

October 6, 2010

Ms. Ann Marie Petach
Chief Financial Officer
BlackRock, Inc.
40 East 52ⁿᵈ Street
New York, NY 10022

> **Re:** **BlackRock, Inc.**
> **Form 10-K for the year ended December 31, 2009**
> **Filed March 10, 2010**
> **Forms 10-Q for the quarters ended March 31 and June 30, 2010**
> **Filed May 10, 2010 and August 6, 2010**
> **Proxy Statement on Schedule 14A**
> **Filed April 23, 2010**
> **File No. 001-33099**

Dear Ms. Petach:

We have reviewed your letter dated September 23, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 1. Business

1.   We note your response to comment 1 in our letter dated September 9, 2010 and we reissue, in part, the comment. Please discuss whether you exceeded your set risk limits during the fiscal year, and if so, please discuss how often and for how long you exceeded your limits. In the alternative, please provide an analysis describing why such information would not be material to investors.

Form 10-Q for the quarter ended June 30, 2010

Condensed Consolidated Statements of Changes in Equity, page 5

2.      We note your response to comment 2 in our letter dated September 9, 2010.  In future filings, please present net income related to both the parent and non-controlling interests in a single line item, which agrees to the amounts reported on the statements of income. A separate line item is only necessary to reflect the net change in the fair value of the consolidated CLOs' assets and liabilities.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.  Please contact Adam Turk at (202) 551-3657 or Sonia Barros at (202) 551-3655 with any other questions.

Sincerely,


Daniel L. Gordon
Branch Chief